UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)

|X|    Annual report pursuant to Section 15(d) of the Securities
       Exchange Act of 1934 (No fee required, effective October 7, 1996)

       For the fiscal year ended     December 30, 2003
                                  ---------------------------------------

                                      Or

|_| Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

       For the transition period from ________________ to __________________

         Commission file number    1-14946
                                   -----------------------------------------


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              CEMEX, Inc. Savings Plan
              c/o CEMEX, Inc.
              1200 Smith Street
              Suite 2400
              Houston, Texas 77002

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

              CEMEX,S.A. de C.V.
              Av. Ricardo Margain Zozaya #325
              Colonia del Valle Campestre
              Garza Garcia, Nuevo Leon
              Mexico 66265

                           CEMEX, INC. SAVINGS PLAN

                           Financial Statements and
                            Supplemental Schedules

                          December 30, 2003 and 2002
                  (With Independent Auditors' Report Thereon)

                           CEMEX, INC. SAVINGS PLAN


                               Table of Contents


                                                                          Page
                                                                          ----

Independent Auditors' Report                                               1

Financial Statements:

     Statements of Net Assets Available for Benefits -
        December 30, 2003 and 2002                                         2

     Statement of Changes in Net Assets Available for Benefits -
        Year Ended December 30, 2003                                       3

     Notes to Financial Statements                                         4

Supplemental Schedule H, Line 4(i) - Schedule of Assets
     (Held at End of Year) - December 30, 2003                            10


The following schedules required by the Department of Labor's Rules and Regulations are omitted because of the absence of conditions under which they are required:

     Schedule G, Part I - Schedule of Loans on Fixed Income Obligations in
         Default or Classified as Uncollectible

     Schedule G, Part II - Schedule of Leases in Default or Classified as
         Uncollectible

     Schedule G, Part III - Nonexempt Transactions

     Schedule H, Line 4(i) - Schedule of Assets (Acquired and Disposed of
         Within the Plan Year)

     Schedule H, Line 4(j) - Schedule of Reportable Transactions

                  [Letterhead of Mir Fox & Rodriguez, P.C.]


                         INDEPENDENT AUDITORS' REPORT


Participants and Administrator of
CEMEX, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the CEMEX, Inc. Savings Plan (the Plan) as of December 30, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 30, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                               /s/ Mir Fox & Rodriguez



Houston, Texas
June 25, 2004

                           CEMEX, INC. SAVINGS PLAN

                Statements of Net Assets Available for Benefits
                          December 30, 2003 and 2002



           Assets                                           2003                2002
           ------                                           ----                ----


Investments, at fair value:
    Mutual funds                                     $   145,397,722         113,675,481
    Common collective trust fund                          48,712,699          50,009,886
    Common stock                                          17,692,479           7,826,770
    Participant loans                                     12,641,763          12,092,122
                                                      -----------------------------------

        Total investments                                224,444,663         183,604,259

Cash and cash equivalents                                    178,474             637,115
Accounts receivable                                           45,709             205,692
                                                      -----------------------------------

        Total assets                                     224,668,846         184,447,066
                                                      -----------------------------------

Liabilities

Trades payable                                                78,124             755,509
Accounts payable                                              54,120              41,180
                                                     ------------------------------------

        Total liabilities                                    132,244             796,689
                                                     ------------------------------------

        Net assets available for benefits            $   224,536,602         183,650,377
                                                     ====================================



See accompanying notes to financial statements.

                           CEMEX, INC. SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits
                         Year Ended December 30, 2003



Additions to net assets:
    Participant contributions                                $    12,509,862
    Employer contributions                                         6,356,814
    Net appreciation in fair value of mutual funds                25,270,695
    Net appreciation in fair value of common stock                 3,042,337
    Investment income                                              6,722,619
    Transfer in from qualified plan                                3,676,703
                                                             ----------------

       Total additions to net assets                              57,579,030
                                                             ----------------

Deductions from net assets:
    Benefits paid to participants                                 16,604,081
    Administrative fees and expenses                                  88,724
                                                             ----------------

        Total deductions from net assets                          16,692,805
                                                             ----------------

Net increase in net assets available for benefits                 40,886,225

Net assets available for benefits:
    Beginning of year                                            183,650,377
                                                             ----------------

    End of year                                              $   224,536,602
                                                             ================



See accompanying notes to financial statements.

                           CEMEX, INC. SAVINGS PLAN

                         Notes to Financial Statements
                          December 30, 2003 and 2002

1.   Plan Description

     General
     -------

     The Cemex USA Management, Inc. Savings Plan was adopted effective April 1, 1991 for the benefit of the employees of Cemex Management, Inc. (formerly known as Cemex USA Management, Inc.) and its affiliated companies. Effective January 1, 2001, CEMEX, Inc. (Employer) assumed sponsorship of Cemex USA Management, Inc. Savings Plan and changed the plan's name to CEMEX, Inc. Savings Plan (the Plan). Effective September 1, 2003, the union employees of CEMEX, Inc.'s Charlevoix, Michigan plant became participants in the Plan. Accordingly, assets of $3,676,704 were transferred from the CEMEX, Inc. Savings and Investment Plan for Union Employees into the Plan during 2003.

     Effective October 1, 2003, the non-union employees from the acquired companies of Mineral Resources Technologies, Inc. and Prairie Material Sales, Inc. were eligible to become participants in the Plan. Effective January 1, 2004, the union employees from the acquired company of Prairie Material Sales, Inc. were eligible to participate in the Plan.

     The Plan is intended to qualify under section 401(a) of the Internal Revenue Code (IRC) as a profit sharing plan with a 401(k) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Participants should refer to the amended and restated Plan Agreement for a complete description of the Plan's provisions.

     Eligibility
     -----------

     Effective April 1, 2002, non-union employees of CEMEX, Inc. and its affiliated companies that have adopted the Plan (Non-Union Employees) are eligible to participate in the Plan beginning on the first day of the calendar quarter following the Non-Union Employee's date of hire. From January 1, 2002 to April 1, 2002, entry dates into the Plan for Non-Union Employees were the January 1 or July 1 which coincided with or next followed the date the Employee completed 500 hours of service during any two consecutive quarters.

     Hourly paid employees of Kosmos Cement Co. at its Louisville Cement Plant (Louisville Employees), who are covered under the Plan pursuant to the provisions of a collective bargaining agreement, are eligible to participate in the Plan on the first day of the month following completion of 90 days of employment.

     Prior to March 1, 2003, hourly paid employees of Sunbelt Cement, Inc. at its Balcones Cement Plant, who are covered under the Plan pursuant to the provisions of a collective bargaining agreement (Balcones Employees), are eligible to participate in the Plan beginning on the January 1 or July 1 which coincides with or next follows the date following completion of 500 hours of service during any two consecutive calendar quarters. Effective March 1, 2003, Balcones Employees are eligible to participate in the Plan beginning on the first day of the calendar quarter following the Balcones Employee's date of hire.

     Hourly paid employees of CEMEX, Inc.'s Charlevoix, Michigan plant (Charlevoix Employees), who are covered under the Plan pursuant to the provisions of a collective bargaining agreement, are eligible to participate in the Plan beginning on the first day of the calendar quarter following the Charlevoix Employee's completion of 90 calendar days of employment with the Employer.


                                                                     Continued

                           CEMEX, INC. SAVINGS PLAN

     Contributions
     -------------

     Contributions into the Plan are as follows:

     o Non-Union Employees and Charlevoix Employees may make voluntary contributions of up to 18% of eligible compensation on a before-tax basis and an additional 18% of eligible compensation on an after-tax basis. The Employer makes matching contributions equal to 75% of the participant's before-tax contributions which do not exceed 6% of his or her eligible compensation.

     o Louisville Employees may make voluntary contributions of up to 16% of eligible compensation on a before-tax basis. After-tax contributions may be made as long as the total participant's contributions do not exceed 16% of his or her eligible compensation. The Employer makes matching contributions equal to 50% of the participant's combined before-tax and after-tax contributions which do not exceed 6% of his or her eligible compensation.

     o Prior to March 1, 2003, Balcones Employees may make voluntary contributions of up to 15% of eligible compensation on a before-tax basis. Effective March 1, 2003, voluntary contributions can be up to 18% of eligible compensation. Prior to March 1, 2003, the Employer made matching contributions equal to 55% of the participant's before-tax contributions that did not exceed 6% of the first $65,000 of the participant's annual eligible compensation. Effective March 1, 2003, the Employer matching contribution was changed to 75% of the participant's before-tax contributions which do not exceed 6% of his or her eligible compensation.

     The Employer contributions are in the form of American Depository Shares representing common stock of CEMEX, S.A. de C.V. (CEMEX stock). A participant may, at any time after the CEMEX stock is credited to his or her account, make a diversification election and exercise investment discretion with respect to the Employer matching contribution. The Employer may make additional minimum contributions in accordance with the provisions of the Plan Agreement.

     Effective January 1, 2002, participants who are or will attain age 50 years old or older before the close of the Plan's year, are eligible to make a catch-up contribution in accordance with section 414(v) of the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their participant contributions in the investment options listed in note 3.

     Participant accounts
     --------------------

     Separate accounts are maintained for each participant. Participant accounts are credited with the participant's contribution and allocations of the Employer's contributions and Plan earnings. Allocations are based on each participant's earnings or account balance, as defined in the Plan Agreement. Each participant is entitled to the benefit that can be provided from the participant's vested account. Forfeitures are used to restore forfeited amounts for participants who have previously terminated but qualify for restoration under the terms of the Plan Agreement.




                                                                     Continued

                           CEMEX, INC. SAVINGS PLAN

     Vesting
     -------

     Participants are immediately vested in their employee and rollover contributions plus actual earnings thereon. Vesting in the Employers' matching and discretionary minimum contribution portion of their accounts plus earnings thereon is based on years of continuous service as follows:

             Completed Years of Active Service           Vesting %
             ---------------------------------           ---------
             Less than one year                               0%
             One year but less than two years                20%
             Two years but less than three years             40%
             Three years but less than four years            60%
             Four years but less than five years             80%
             Five years or more                             100%


     Each participant who was first employed by Southdown, Inc. prior to January 1, 2000, all Louisville Employees and Charlevoix Employees who were participants in the CEMEX, Inc. Savings and Investment Plan for Union Employees as of September 1, 2003 are fully vested in their entire account balance.

     Each participant who was first employed by Southdown, Inc. on or after January 1, 2000 is fully vested in his or her "Prior Plan Matching Account" under the Southdown, Inc. Retirement Savings Plan. Each participant who was first employed by Southdown, Inc. between January 1, 2000 and December 31, 2001 and who also terminated employment during such period will have his or her vested interest in the Employer matching and discretionary contributions determined as follows:

             Completed Years of Active Service           Vesting %
             ---------------------------------           ---------
             Less than five years                            0%
             Five years or more                            100%

     Benefit payments
     ----------------

     Benefits are payable from participant account balances, subject to certain restrictions, upon termination of employment, retirement, reaching the age of 59 1/2, or by incurring a disability or financial hardship, as defined in the Plan Agreement. Participants elect the method of distribution which may be either in the form of a direct rollover to an eligible retirement plan, lump sum payment or, if in excess of $5,000, payment over a period of time not to exceed the shorter of 10 years or certain life expectancies as defined in the Plan Agreement. Participants may elect that their portion of account balances invested in full shares of CEMEX stock or Crane Company common stock be distributed in-kind.

     Participant loans
     -----------------

     A participant may obtain a loan from his or her separate account balance. Each loan is evidenced by a promissory note and may not be less than $1,000. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Administrator. Provisions of the Plan require the aggregate of each loan outstanding not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. Repayment terms for loans are not to exceed five years and principal and interest is paid ratably through monthly payroll deductions.


                                                                     Continued

                           CEMEX, INC. SAVINGS PLAN

     Plan termination
     ----------------

     Although no interest has been expressed, CEMEX, Inc. has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

2.   Significant Accounting Policies

     Basis of presentation
     ---------------------

     The financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets in accordance with accounting principles generally accepted in the United States of America.

     Investment valuation and income recognition
     -------------------------------------------

     The mutual funds, common collective trust fund and common stock are stated at fair value based on quoted market prices as of the date of the financial statements. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Benefit payments
     ----------------

     Benefits are recorded when paid.

     Administrative expenses
     -----------------------

     Asset management fees are paid by the Plan, loan fees are paid by the borrowing participant, and all other administrative costs are paid by the Employer.

     Use of estimates
     ----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.





                                                                     Continued

                           CEMEX, INC. SAVINGS PLAN

3.   Investments

     As of December 30, 2003 and 2002, the Plan's investments were as follows:


                                                                 2003                2002
                                                                 ----                ----


     Stable Value Fund                                   $    48,712,699          50,009,886
     Washington Mutual Investors Fund                         36,801,117          28,584,245
     PIMCO Total Return Fund                                  27,263,166
     MFS Research Fund                                        20,429,540          15,382,673
     CEMEX stock                                              17,445,158           7,631,885
     Templeton Foreign Fund                                   17,084,213          12,097,655
     Franklin Balance Sheet Investment Fund                   13,097,187           9,617,994
     Franklin Real Estate Securities Fund                      9,283,007           6,494,732
     Pilgrim International Small Cap Growth Fund               5,594,961           3,202,587
     Putnam New Opportunities Fund                             5,526,784           4,012,619
     AIM Constellation Fund                                    4,554,233           3,535,507
     Franklin Small Mid-Cap Growth Fund                        3,282,847           1,804,370
     Templeton Developing Markets Fund                         2,479,903           1,178,971
     Crane Company common stock                                  247,321             194,886
     Alliance Capital Reserve Account                                764              40,090
     Bond Fund of America                                                         27,724,037
     Participant loans                                        12,641,763          12,092,122
                                                         ---------------         -----------
                                                         $   224,444,663         183,604,259
                                                         ===============         ===========


     Investments with a fair value that exceeds $11,226,830 at December 30, 2003 and $9,182,519 at December 30, 2002 represent 5 percent or more of Plan net assets.

4.   Federal Income Tax Status

     The Plan obtained its latest determination letter on November 20, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan's management believes that the related trust is tax-exempt and accordingly, no provision for Federal income taxes has been included in the Plan's financial statements.

5.   Risks and Uncertainties

     The Plan provides for investment in a common collective trust fund, various mutual funds, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.



                                                                     Continued

                           CEMEX, INC. SAVINGS PLAN

6.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                         2003             2002
                                                                         ----             ----


             Net assets available for benefits per the
               financial statements                                 $   224,536,602       183,650,377
             Benefits payable                                               (26,604)           (8,867)
                                                                    ----------------      ------------
             Net assets available for benefits per the
               Form 5500                                            $   224,509,998       183,641,510
                                                                    ================      ============


     The following is a reconciliation of benefits paid to participants per the 2003 financial statements to the Form 5500:

             Benefits paid to participants per the
               financial statements                             $   16,604,081
             Add:  Amounts payable at December 30, 2003                 26,604
             Less: Amounts payable at December 30, 2002                 (8,867)
             Benefits paid to participants per the Form 5500    $   16,621,818


                                                                                           Supplemental Schedule H, Line
                                                                                                                    4(i)
                                                                                             Plan Sponsor No. 72-0296500
                                                                                                            Plan No. 001


                           CEMEX, INC. SAVINGS PLAN

                   Schedule of Assets (Held at End of Year)
                               December 30, 2003


(a)                       (b)                                             (c)                                        (e)
       Identity of issue, borrower, lessor,          Description of investment including maturity date,            Current
               or similar party                      rate of interest, collateral, par or maturity value            value
    ---------------------------------------------  ------------------------------------------------------         ----------

    INVESCO Trust Company                          Stable Value Fund; 48,712,699 shares                          $   48,712,699

    Washington Mutual                              Washington Mutual Investors Fund; 1,280,930 shares                36,801,117

    PIMCO                                          Total Return Fund; 2,547,959 shares                               27,263,166

    MFS Fund Distributors, Inc.                    MFS Research Fund; 1,170,077 shares                               20,429,540

 *  CEMEX, S.A. de S.V.                            American Depository Shares; 663,314 shares                        17,445,158

    Franklin Templeton Investor Services, Inc.     Templeton Foreign Fund; 1,613,240 shares                          17,084,213

    Franklin Templeton Investor Services, Inc.     Franklin Balance Sheet Investment Fund; 273,885 shares            13,097,187

    Franklin Templeton Investor Services, Inc.     Franklin Real Estate Securities Fund; 429,371 shares               9,283,007

    ING Pilgrim Group                              Pilgrim International Small Cap Growth Fund; 207,837 shares        5,594,961

    Putnam Investments                             Putnam New Opportunities Fund; 146,250 shares                      5,526,784

    AIM Family of Funds                            AIM Constellation Fund; 211,530 shares                             4,554,233

    Franklin Templeton Investor Services, Inc.     Franklin Small Mid-Cap Growth Fund; 108,024 shares                 3,282,847

    Franklin Templeton Investor Services, Inc.     Templeton Developing Markets Fund; 166,102 shares                  2,479,903

    Crane Company                                  Common stock; 8,043 shares                                           247,321

    Pershing                                       Alliance Capital Reserve Account; 764 shares                             764

 *  Participant loans                              5.00% to 10.84%; 1-5 year term; payable monthly                   12,641,763
                                                                                                                  --------------

                                                                                                                  $ 224,444,663
                                                                                                                  ==============
 *  Party-in-interest

                                  SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CEMEX, INC. SAVINGS PLAN


                                         By: /s/ Andrew M. Miller
                                            ----------------------------
                                            Name:  Andrew M. Miller
                                            Title: Chairman of Administrative
                                                   Committee


Date:  June 30, 2004

                                 EXHIBIT INDEX


Exhibit
  No.                    Description
-------                  -----------

   1. Consent of Mir Fox & Rodriguez, P.C. to the incorporation by reference into the Registration Statement on Form S-8 (File No. 333-83962) of CEMEX, S.A. de C.V. of its report, dated June 25, 2004, with respect to the audited financial statements of the CEMEX, Inc. Savings Plan as of December 30, 2003.

                                                                     EXHIBIT 1


                        CONSENT OF INDEPENDENT AUDITORS


As independent auditors, we hereby consent to the incorporation by reference of our report dated June 25, 2004, included in this Form 11-K, into the previously filed registration statement on Form S-8 of the CEMEX, Inc. Savings Plan (File No. 333-83962).


                                                 /s/ Mir Fox & Rodriguez



Mir Fox & Rodriguez, P.C.

Houston, Texas
June 28, 2004